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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                             ----------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 7)

                           E-Z Serve Corporation
                             (Name of Issuer)

                               Common Stock
                              $.01 PAR VALUE
                      (Title of Class of Securities)

                             ----------------

                                 269329108
                              (Cusip Number)

                          DLJ Capital Corporation
                        Tenacqco Bridge Partnership
                    (Name of Persons Filing Statement)

                            Paul Thompson, III
                     c/o Donaldson, Lufkin & Jenrette
                          Securities Corporation
                              277 Park Avenue
                            New York, NY 10172
                           Tel No.: 212-892-3000
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                              August 26, 1998
          (Date of Event which Requires Filing of this Statement)

                             ----------------

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

               Check the following box if a fee is being paid with this statement: [ ]

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                               SCHEDULE 13D

CUSIP No. 269329108                                          Page 2 of 5 Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DLJ Capital Corporation

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [X]
                                                                      (b)  [ ]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*

     N/A

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    [ ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                                        7    SOLE VOTING POWER

                                             See Item 5

                                        8    SHARED VOTING POWER
          NUMBER OF SHARES
       BENEFICIALLY OWNED BY                 See Item 5
       EACH REPORTING PERSON
                WITH                    9    SOLE DISPOSITIVE POWER

                                             See Item 5

                                        10   SHARED DISPOSITIVE POWER

                                             See Item 5

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                [ ]
     CERTAIN SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5

 14  TYPE OF REPORTING PERSON*

     CO.
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7


                               SCHEDULE 13D

CUSIP No. 269329108                                          Page 3 of 5 Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Tenacqco Bridge Partnership

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [X]
                                                                      (b)  [ ]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*

     N/A

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    [ ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

                                        7    SOLE VOTING POWER

                                             See Item 5

                                        8    SHARED VOTING POWER
          NUMBER OF SHARES
       BENEFICIALLY OWNED BY                 See Item 5
       EACH REPORTING PERSON
                WITH                    9    SOLE DISPOSITIVE POWER

                                             See Item 5

                                        10   SHARED DISPOSITIVE POWER

                                             See Item 5

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                [ ]
     CERTAIN SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5

 14  TYPE OF REPORTING PERSON*

     PN
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

               DLJ Capital Corporation ("DLJCC") and Tenacqco Bridge Partnership ("Tenacqco") hereby amend and supplement the Report on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on July 28, 1992 by DLJ Bridge Finance, L.P. ("DLJ Bridge") with respect to the purchase of shares of common stock, $0.01 par value (the "Common Shares"), of E-Z Serve Corporation (the "Company"), as amended by (i) Amendment No. 1 filed with the Commission on August 7, 1992 by DLJ Bridge and Tenacqco, (ii) Amendment No. 2 filed with the Commission on September 10, 1992 by Tenacqco, (iii) Amendment No. 3 filed with the Commission on May 14, 1993 by DLJCC and Tenacqco, (iv) Amendment No. 4 filed with the Commission on December 2, 1993 by DLJCC and Tenacqco, (v) Amendment No. 5 filed with the Commission by DLJCC and Tenacqco on January 18, 1995 and (vi) Amendment No. 6 filed with the Commission by DLJCC and Tenacqco on June 23, 1995 (collectively, the "Schedule 13D").

               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

               Item 5.  Interest in Securities of the Issuer.

               On August 26, 1998, each of DLJCC and Tenacqco sold all of its respective Common Shares to EBC Merger Sub Corp. for $0.60 per share in cash such that they no longer benefically own 5% or more of the outstanding Common Shares of E-Z Serve Corporation. Accordingly, this Statement on Schedule 13D is hereby terminated.


                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 6, 1998

                                   DLJ CAPITAL CORPORATION



                                   By: /s/ Marjorie S. White
                                       -------------------------------
                                       Name: Marjorie S. White
                                       Title: Secretary


                                   TENACQCO BRIDGE PARTNERSHIP

                                   By: DLJ CAPITAL CORPORATION, AS
                                       GENERAL PARTNER



                                   By: /s/ Marjorie S. White
                                       -------------------------------
                                       Name: Marjorie S. White
                                       Title: Secretary